Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the "Company"): Beneficial interests in the ordinary shares of the Company

In accordance with section 18.20 (e) of the JSE Limited Listings Requirements; shareholders are advised that the sale of 4,329,580 ordinary shares of the Company from Industrial Partnership Investments Proprietary Limited to Good Falkirk (MI) Limited (company registration number 96379) was completed on 28 January 2022. Together with open market purchases of 595,443 ordinary shares of the Company, the combined entities of Good Falkirk (MI) Limited, TMI Holdco Limited (company registration number 108363) and Taylor Maritime Investments Limited (company registration number 69031) held a beneficial interest of 4,925,023 ordinary shares in issue in the Company; which represents 26.64% of the 18,484,861 ordinary shares in issue on 7 February 2022 (excluding 825,163 treasury shares of the Company).

By order of the Board

7 February 2022

Sponsor: Grindrod Bank Limited